2020 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby informs of the Company’s 2020 earnings distribution proposal, approved by its Board of Directors, which will be submitted for the consideration of the General Shareholders Meeting that will take place on March 26, 2021:

1 The 40% percentage established in the policy was applied to net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in pesos to obtain a dividend payment of at least 40% of net income.

The earnings distribution project proposes, in line with the Company’s current dividend policy, the distribution of a dividend of $17 pesos per share for 2020, equivalent to a dividend payment of 41.41% of the net income of Ecopetrol S.A for 2020. The proposed payment date will be April 22, 2021 for 100% of the shareholders

In addition, the Company’s Board of Directors is also proposing the allocation of an occasional reserve of up to COP $5,377,359,162,612. The purpose of this occasional reserve would be to provide financial sustainability and flexibility to the Company while executing its business strategy.

Bogota D.C., February 23rd, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Acting Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co